Exhibit 99.1

iClick Interactive Asia Group Limited Announces Its Private Placement

Hong Kong, June 17, 2020: iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced that it has entered into subscription agreements with certain investors, who have agreed to purchase an aggregate of 2,107,400 newly issued Class A ordinary shares (equivalent to 4,214,800 American depositary shares) of the Company for a total consideration of US$22 million through private placement. The proceeds from the private placement will be used primarily to support continued growth by developing iClick’s Enterprise Solutions and Marketing Solutions and for general corporate purposes. The placement agents were BofA Securities, Inc., ICBC International Securities Limited1 and A.G.P./Alliance Global Partners. The transaction is expected to close by June 22, 2020.

“The interest we have seen from investors in our PIPE financing demonstrates the market’s support of our ongoing business activities and strategic approach,” said Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick, “The financing will provide us with additional resources to fund initiatives that will enhance the long-term growth of our company and generate more value for shareholders. I am particularly pleased that our existing shareholder VGI Public Company Limited, Thailand's leading online-to-offline solutions provider across advertising, payment and logistics platforms, participated in this PIPE. We also welcome Infinity Group, a well-known PE fund making investments in China, and JLJ Enterprises Limited, a company owned by a multinational logistics group based in Hong Kong, as well as a number of prestigious investment funds from the United States and Asia. Each of these and other commitments represents a vote of confidence in the continued success of our company.”

It is expected that the share issuances will be exempted from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act, and the shares issued may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In connection with the share issuances, the Company will enter into a registration rights agreement with certain investors in the private placement at closing, pursuant to which the Company shall file a registration statement with the Securities Exchange Commission covering the resale of the shares subscribed to by these investors.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in the United States and any other state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and management, as well as financial statements.

[1]

ICBC International Securities Limited is not a broker-dealer registered with the United States Securities Exchange Commission, and has not and will not offer or sell any of the Company’s Class A ordinary shares in the United States.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com